

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2014

<u>Via E-mail</u>
Seth Halio
Chief Financial Officer
Adept Technology, Inc.
5960 Inglewood Drive
Pleasanton, California 94588

   Re: Adept Technology, Inc.
     Annual Report on Form 10-K
     Filed September 20, 2013
     File No. 000-27122

Dear Mr. Halio:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Tim Buchmiller for

       Amanda Ravitz
       Assistant Director